UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: _____February 19, 2008_____
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Drive Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On February 19, 2008, Integrys Energy Group, Inc. will issue a news release reporting its financial results for the quarter and year ended December 31, 2007. A copy of the news release is filed with this Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Integrys Energy Group will hold an earnings conference call on February 20, 2008 to discuss the 2007 financial performance of Integrys Energy Group and its subsidiaries. For information on how to participate in the conference call, see the news release attached as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

(a)   Not applicable.

(b)   Not applicable.

(c)   Exhibits. The following exhibit is being filed herewith:

99.1   News Release dated February 19, 2008 reporting Integrys Energy Group, Inc. financial results for the quarter and year ended December 31, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President and Chief Financial Officer

Date: February 19, 2008

INTEGRYS ENERGY GROUP, INC.

Exhibit Index to Form 8-K
Dated February 19, 2008

Exhibit
Number

99.1   News Release dated February 19, 2008 reporting Integrys Energy Group, Inc. financial
results for the quarter and year ended December 31, 2007



Exhibit 99.1

integrys

Integrys Energy Group, Inc.

NEWS RELEASE

For Immediate Release
February 19, 2008

Contact: Steven P. Eschbach, CFA
Vice President – Investor Relations
Integrys Energy Group, Inc.
(312) 228-5408

Integrys Energy Group Reports 2007 Fourth Quarter Financial Results

Chicago, February 19, 2008 – Integrys Energy Group, Inc. (NYSE: TEG), an operator of regulated natural gas and electric utilities and nonregulated energy related business units, today announced the following financial results for the quarter ended December 31, 2007.

Integrys Energy Group's Results (Millions, except share amounts)	**2007**	**2006**	**Percent Change**
Income available for common shareholders	**$85.1**	$21.3	300.0
Basic earnings per share	**$1.11**	$0.49	126.5
Diluted earnings per share	**$1.11**	$0.49	126.5
Average shares of common stock			
Basic	**76.5**	43.5	75.9
Diluted	**76.6**	43.6	75.7

Integrys Energy Group recognized income available for common shareholders of $85.1 million ($1.11 diluted earnings per share) for the quarter ended December 31, 2007, compared with income available for common shareholders of $21.3 million ($0.49 diluted earnings per share) for the quarter ended December 31, 2006. Significant factors impacting the change in earnings and earnings per share were as follows:

- Diluted earnings per share for the quarter ended December 31, 2007, were impacted by a 33.0 million share (75.7%) increase in the weighted average number of outstanding shares of Integrys Energy Group's common stock, compared with the same quarter in 2006. Integrys Energy Group issued 31.9 million shares on February 21, 2007, in conjunction with the Peoples Energy merger. Additional shares were also issued under the Integrys Energy Group Stock Investment Plan and certain stock-based employee benefit plans.

- Regulated electric utility segment earnings increased $2.3 million (14.7%), from earnings of $15.6 million for the quarter ended December 31, 2006, to earnings of $17.9 million for the same quarter in 2007. Earnings at the regulated electric utilities improved primarily as a result of a $5.5 million ($3.3 million after-tax) increase in operating income, driven by a $23.3 million ($14.0 million after-tax) increase in Wisconsin Public Service Corporation's regulated electric margin, partially offset by a $16.4 million increase ($9.8 million after-tax) in operating and maintenance expenses at Wisconsin Public Service. A higher margin at Wisconsin Public Service was driven by the retail electric rate increase that was effective on

Media Hotline: 800-977-2250 — NYSE: TEG
130 East Randolph Drive
Chicago, IL 60601
www.integrysgroup.com

January 12, 2007. The increase in operating and maintenance expenses was due in part to $3.9 million ($2.3 million after-tax) of higher transmission costs, a $2.7 million ($1.6 million after-tax) increase in maintenance expenses (related to several unplanned outages in the fourth quarter of 2007), and the allocation of $2.5 million ($1.5 million after-tax) of external costs to achieve merger synergies.

- Regulated natural gas utility segment earnings increased $18.6 million, from earnings of $9.5 million during the fourth quarter of 2006, to earnings of $28.1 million for the same quarter in 2007. Higher earnings at the regulated natural gas utility were primarily due to the following:

    - The Peoples Energy natural gas utilities (The Peoples Gas Light and Coke Company and North Shore Gas Company), which were acquired effective February 21, 2007, contributed combined earnings of $11.0 million in the fourth quarter of 2007. Due to the seasonal nature of natural gas utilities, earnings are generally derived during the heating season (first and fourth quarters). The fourth quarter income for the Peoples Energy natural gas utilities was less than the level we would normally expect, primarily due to increased costs of providing service at The Peoples Gas Light and Coke Company. It is important to note that a rate order was approved in February 2008 that provides for an increase in rates at The Peoples Gas Light and Coke Company, which will aid in the future recovery of rising costs.

    - Natural gas utility earnings at Wisconsin Public Service increased $6.0 million, from earnings of $5.9 million for the fourth quarter of 2006, to earnings of $11.9 million for the same quarter in 2007, driven by improved quarter-over-quarter operating income. Operating income at Wisconsin Public Service's natural gas utility increased $8.3 million ($5.0 million after-tax), primarily due to a $7.9 million ($4.7 million after-tax) increase in natural gas margins, driven by the retail natural gas rate increase, which was effective January 12, 2007. Natural gas volumes were also up 5.8% quarter-over-quarter, related to colder weather in the fourth quarter of 2007, compared to the same quarter in 2006. The colder quarter-over-quarter weather conditions contributed $1.2 million ($0.7 million after-tax) to the increase in Wisconsin Public Service's natural gas margin. Although weather conditions were favorable quarter-over-quarter, for the fourth quarter of 2007 heating degree days at Wisconsin Public Service were still 6.7% lower than normal.

    - Combined earnings at Michigan Gas Utilities Corporation and Minnesota Energy Resources Corporation also increased slightly quarter-over-quarter. The billing process (which is outsourced) for these two businesses was enhanced in 2007, allowing for an improvement in collection efforts. As a result, bad debt expense was reduced $3.2 million ($1.9 million after-tax) quarter-over-quarter. The increase in earnings attributed to the emphasis placed on improved collection efforts in 2007 was partially offset by a decrease in natural gas margins, as weather normalized usage per customer was down at both of these natural gas utilities. General economic conditions worsened quarter-over-quarter, which resulted in more customers conserving energy.

- Integrys Energy Services' earnings increased $48.4 million, from earnings of $0.7 million for the quarter ended December 31, 2006, to earnings of $49.1 million for the same quarter in 2007, due to the following:

  - A combined $73.1 million ($43.9 million after-tax) increase in retail and wholesale electric margins, related primarily to the following:

    - Integrys Energy Services recognized $39.2 million ($23.5 million after-tax) of mark-to-market gains on derivative contracts in the fourth quarter of 2007, compared to $31.6 million ($19.0 million after-tax) of mark-to-market losses during the same period in 2006. Period-by-period variability in the margin contributed by Integrys Energy Services' retail and wholesale electric operations is expected due to differences in the timing of gains and losses recognized on derivative and non-derivative contracts, as required by generally accepted accounting principles.

    - Continued expansion of Integrys Energy Services' electric wholesale origination business through infrastructure expansion and the addition of experienced sales personnel drove a $3.2 million ($1.9 million after-tax) quarter-over-quarter increase in Integrys Energy Services' electric margin.

    - Realized retail electric margins increased by $1.5 million ($0.9 million after-tax) in the fourth quarter of 2007, compared to the fourth quarter of 2006, driven by further penetration into the Texas market and customer additions in New England due to an increased sales focus in this area. The realized retail electric margin in Illinois was flat quarter-over-quarter as it included the negative impact of $7.3 million ($4.4 million after-tax) of amortization related to purchase accounting adjustments required as a result of the Peoples Energy merger.

  - A $14.2 million ($8.5 million after-tax) increase in Integrys Energy Services' natural gas margins was primarily related to improved optimization of supply supporting retail natural gas operations in Illinois and Ohio, as well as positive overall margin contributed by the nonregulated retail and wholesale natural gas marketing operations of Peoples Energy (which was partially offset by $6.1 million ($3.7 million after-tax) of amortization related to purchase accounting adjustments required as a result of the Peoples Energy merger).

  - A $3.8 million increase in after-tax earnings related to Integrys Energy Services' investment in a synthetic fuel facility. After-tax earnings for the quarter ended December 31, 2006 were $1.3 million, compared to $5.1 million of after-tax earnings for the same quarter in 2007.

  - An offsetting decrease in Integrys Energy Services' earnings related to a $17.9 million ($10.7 million after-tax) increase in operating and maintenance expenses, driven by higher payroll, benefit costs, and consulting fees related to continued business expansion activities at Integrys Energy Services, the most significant of which related to the acquisition of the nonregulated operations of Peoples Energy.

- Financial results at the Holding Company and Other segment improved $0.6 million, from an after-tax loss of $4.5 million during the quarter ended December 31, 2006, to an after-tax loss of $3.9 million for the quarter ended December 31, 2007, driven primarily by a $3.6 million pre-tax ($2.2 million after-tax) increase in equity earnings from our investment in American Transmission Company.

- In connection with the February 21, 2007 Peoples Energy merger, Integrys Energy Group announced its intent to divest of its oil and natural gas production business. This segment was sold in the third quarter of 2007. During the quarter ended December 31, 2007, the initial after-tax gain recorded in the third quarter of 2007 on the sale of the oil and natural gas production business was reduced by $6.1 million after-tax, reducing the after-tax gain recognized on this sale to $7.6 million. The reduction to the gain resulted from certain post closing adjustments (primarily related to working capital) identified in the fourth quarter of 2007.

YEAR-END RESULTS

Integrys Energy Group recognized income available for common shareholders of $251.3 million ($3.50 diluted earnings per share) for the year ended December 31, 2007, compared with income available for common shareholders of $155.8 million ($3.67 diluted earnings per share) for the year ended December 31, 2006.

EARNINGS FORECAST

Integrys Energy Group continues to manage its portfolio of businesses to achieve long-term growth in its utility and nonregulated operations, while maintaining an emphasis on regulated growth. The company's emphasis on regulated growth has been demonstrated by the Peoples Energy merger in 2007, ongoing expansion of its generation fleet, and the acquisition of retail natural gas distribution operations in Michigan and Minnesota during 2006. The company utilizes financial tools commonly used in the industry to help mitigate risk for the benefit of both shareholders and customers. Also, the company's asset management strategy continues to deliver shareholder return from certain asset transactions. The company's long-term diluted earnings per share growth rate target remains at 6% to 8% on an average annualized basis, with fluctuations in any given year that may be above or below that target range.

The company anticipates generating earnings per diluted share in 2008 in the range of $3.33 to $3.78. This guidance assumes normal weather conditions for 2008, the availability of generation units, the anticipated merger impacts relating to transition costs and anticipated purchase accounting adjustments, and anticipated synergy savings. The diluted earnings per share guidance does not include the impact of mark-to-market activity on derivative instruments.

The projected guidance range for 2008 diluted earnings per share from continuing operations – adjusted is anticipated to be between $3.60 and $4.05. Diluted earnings per share from continuing operations – adjusted guidance provides investors with additional insight into our operating performance because it eliminates the effects of certain items that are not comparable from one period to the next. Please see the "Diluted Earnings per Share Information – Non-GAAP Financial Information" included with our supplemental data package on our Web site (to be available at 6:00 a.m. CST on February 20, 2008) for a reconciliation of diluted earnings per share from continuing operations to diluted earnings per share from continuing operations – adjusted.

CONFERENCE CALL

An earnings conference call is scheduled for 10:30 a.m. CST on Wednesday, February 20, 2008. Executive management of Integrys Energy Group will discuss 2007 fourth quarter and annual financial results and prospects for 2008. To access the call, which is open to the public, call 888-690-9634 (toll free) 15 minutes prior to the scheduled start time. Callers will be required to supply EARNINGS as the passcode and MR. STEVEN ESCHBACH as the leader. Callers will be placed on hold with music until the call begins. A replay of the conference call will be available through May 6, 2008, by dialing 866-491-9108 (toll free).

Investors may also listen to the conference live on Integrys Energy Group's corporate Web site at http://www.integrysgroup.com/investor/presentation.aspx. An archive of the Webcast will be available on the company's Web site at http://www.integrysgroup.com/investor/presentation.aspx.

In conjunction with this conference call, Integrys Energy Group will post on its Web site PowerPoint slides that will be referred to within the prepared remarks during the call. The slides will be available at 6:00 a.m. CST on February 20.

FORWARD-LOOKING STATEMENTS

Financial results in this news release are unaudited. This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," and other similar words. Although the company believes it has been prudent in its plans and assumptions, there can be no assurance that indicated results will be realized. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from those anticipated.

Forward-looking statements speak only as of the date on which they are made, and the company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. The company recommends that you consult any further disclosures it makes on related subjects in its 10-Q, 8-K, and 10-K reports to the Securities and Exchange Commission.

The following is a cautionary list of risks and uncertainties that may affect the assumptions, which form the basis of forward-looking statements relevant to the company's business. These factors, and other factors not listed here, could cause actual results to differ materially from those contained in forward-looking statements.

- Unexpected costs and/or unexpected liabilities related to the Peoples Energy merger;
- The successful combination of the operations of Integrys Energy Group and Peoples Energy;

- Integrys Energy Group may be unable to achieve the forecasted synergies in connection with the Peoples Energy merger or it may take longer or cost more than expected to achieve these synergies;
- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions impacting Integrys Energy Group's regulated businesses;
- The impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric and natural gas utility industries and possible future initiatives to address concerns about global climate change, changes in environmental, tax and other laws and regulations to which Integrys Energy Group and its subsidiaries are subject, as well as changes in application of existing laws and regulations;
- Current and future litigation, regulatory investigations, proceedings or inquiries, including but not limited to, manufactured gas plant site cleanup, and the contested case proceeding regarding the Weston 4 air permit;
- Resolution of audits or other tax disputes with the Internal Revenue Service and various state, local and Canadian revenue agencies;
- The effects, extent, and timing of additional competition or regulation in the markets in which our subsidiaries operate;
- Available sources and costs of fuels and purchased power;
- Investment performance of employee benefit plan assets;
- Advances in technology;
- Effects of and changes in political and legal developments, as well as economic conditions and its impact on customer demand, in the United States and Canada;
- Potential business strategies, including mergers, acquisitions, and construction or disposition of assets or businesses, which cannot be assured to be completed timely or within budgets;
- The direct or indirect effects of terrorist incidents, natural disasters, or responses to such events;
- The impacts of changing financial market conditions, credit ratings, and interest rates on our financing efforts, and the risks associated with changing commodity prices (particularly natural gas and electricity);
- Weather and other natural phenomena, in particular the effect of weather on natural gas and electricity sales;
- The effect of accounting pronouncements issued periodically by standard-setting bodies; and
- Other factors discussed in the 2007 Annual Report on Form 10-K and in other reports filed by us from time to time with the Securities and Exchange Commission.

About Integrys Energy Group, Inc.

Integrys Energy Group, Inc. (NYSE: TEG), headquartered in Chicago, Illinois, is a holding company for energy related subsidiaries, which includes regulated utilities and nonregulated subsidiaries.

The six regulated utilities consist of:

- **The Peoples Gas Light and Coke Company**, a natural gas utility serving approximately 830,000 customers in the City of Chicago.
- **Wisconsin Public Service Corporation**, an electric and natural gas utility serving approximately 433,000 electric customers and 314,000 natural gas customers in northeastern Wisconsin and an adjacent portion of Michigan's Upper Peninsula.
- **Minnesota Energy Resources Corporation**, a natural gas utility serving approximately 207,000 customers throughout Minnesota.
- **Michigan Gas Utilities Corporation**, a natural gas utility serving approximately 165,000 customers in lower Michigan.
- **North Shore Gas Company**, a natural gas utility serving approximately 158,000 customers in the northern suburbs of Chicago.
- **Upper Peninsula Power Company**, an electric utility serving approximately 52,000 customers in Michigan's Upper Peninsula.

The company's principal nonregulated subsidiary is:

- **Integrys Energy Services, Inc.**, a diversified nonregulated energy supply and services company serving residential, commercial, industrial, and wholesale customers in developed competitive markets in the United States and Canada.

More information about Integrys Energy Group, Inc. is available online at www.integrysgroup.com.

-- Unaudited Financial Statements to Follow --

INTEGRYS ENERGY GROUP, INC.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(Millions, except per share data)	Three Months Ended December 31 2007	Three Months Ended December 31 2006	Twelve Months Ended December 31 2007	Twelve Months Ended December 31 2006
Nonregulated revenue	$2,003.8	$1,314.0	$6,987.0	$5,156.7
Utility revenue	1,057.8	550.6	3,305.4	1,734.0
Total revenues	3,061.6	1,864.6	10,292.4	6,890.7
Nonregulated cost of fuel, natural gas, and purchased power	1,872.9	1,286.4	6,676.2	4,968.9
Utility cost of fuel, natural gas, and purchased power	685.4	356.0	2,044.2	1,006.1
Operating and maintenance expense	264.6	131.2	922.1	484.3
Depreciation and amortization expense	51.8	32.8	195.1	121.3
Taxes other than income	22.8	16.1	87.4	60.9
Operating income	164.1	42.1	367.4	249.2
Miscellaneous income	14.7	8.1	64.1	42.8
Interest expense	(37.3)	(29.4)	(164.5)	(99.2)
Minority interest	-	-	0.1	3.8
Other expense	(22.6)	(21.3)	(100.3)	(52.6)
Income before taxes	141.5	20.8	267.1	196.6
Provision for income taxes	49.6	(1.6)	86.0	45.0
Income from continuing operations	91.9	22.4	181.1	151.6
Discontinued operations, net of tax	(6.0)	(0.3)	73.3	7.3
Income before preferred stock dividends of subsidiary	85.9	22.1	254.4	158.9
Preferred stock dividends of subsidiary	0.8	0.8	3.1	3.1
Income available for common shareholders	$85.1	$21.3	$251.3	$155.8
Average shares of common stock				
Basic	76.5	43.5	71.6	42.3
Diluted	76.6	43.6	71.8	42.4
Earnings (loss) per common share (basic)				
Income from continuing operations	$1.19	$0.50	$2.49	$3.51
Discontinued operations, net of tax	(0.08)	($0.01)	$1.02	$0.17
Earnings per common share (basic)	$1.11	$0.49	$3.51	$3.68
Earnings (loss) per common share (diluted)				
Income from continuing operations	$1.19	$0.50	$2.48	$3.50
Discontinued operations, net of tax	(0.08)	($0.01)	$1.02	$0.17
Earnings per common share (diluted)	$1.11	$0.49	$3.50	$3.67
Dividends per common share	$0.66	$0.58	$2.56	$2.28

INTEGRYS ENERGY GROUP, INC.
CONSOLIDATED BALANCE SHEETS (Unaudited)

At December 31

(Millions)	2007	2006
Assets		
Cash and cash equivalents	$41.2	$23.2
Restricted cash	-	22.0
Accounts receivable - net of reserves of $51.3 and $17.0, respectively	1,405.3	1,037.3
Accrued unbilled revenues	464.7	184.8
Inventories	663.4	456.3
Assets from risk management activities	840.7	1,068.6
Regulatory assets	141.7	8.7
Assets held for sale	-	6.1
Other current assets	169.3	120.4
Current assets	3,726.3	2,927.4
Property, plant, and equipment, net	4,463.8	2,534.8
Regulatory assets	1,102.3	430.1
Assets from risk management activities	459.3	308.2
Goodwill	948.3	303.9
Pension assets	101.4	-
Other	433.0	357.3
Total assets	$11,234.4	$6,861.7
Liabilities and Shareholders' Equity		
Short-term debt	$468.2	$722.8
Current portion of long-term debt	55.2	26.5
Accounts payable	1,331.8	949.4
Liabilities from risk management activities	813.5	1,001.7
Regulatory liabilities	77.9	22.8
Deferred income taxes	13.9	3.1
Other current liabilities	487.7	180.1
Current liabilities	3,248.2	2,906.4
Long-term debt	2,265.1	1,287.2
Deferred income taxes	494.4	97.6
Deferred investment tax credits	38.3	13.6
Regulatory liabilities	292.4	301.7
Environmental remediation liabilities	705.6	95.8
Pension and postretirement benefit obligations	247.9	188.6
Liabilities from risk management activities	372.0	264.7
Asset retirement obligations	140.2	10.1
Other	143.4	111.3
Long-term liabilities	4,699.3	2,370.6
Commitments and contingencies		
Preferred stock of subsidiary with no mandatory redemption	51.1	51.1
Common stock equity	3,235.8	1,533.6
Total liabilities and shareholders' equity	$11,234.4	$6,861.7

INTEGRYS ENERGY GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)	Year Ended December 31	
(Millions)	2007	2006
Operating Activities		
Income before preferred stock dividends of subsidiary	$254.4	$158.9
Adjustments to reconcile net income to net cash provided by operating activities		
Discontinued operations, net of tax	(73.3)	(7.3)
Depreciation and amortization	195.1	121.3
Recovery of Kewaunee outage expenses	18.0	9.5
Refund of non-qualified decommissioning trust	(70.6)	(54.5)
Deferral of Weston 3 outage expenses	(22.7)	-
Recoveries and refunds of other regulatory assets and liabilities	14.6	5.7
Amortization of nonregulated customer contract intangibles	21.0	-
Unrealized (gains) losses on nonregulated energy contracts	(59.5)	7.3
Pension and postretirement expense	67.5	51.6
Pension and postretirement funding	(33.4)	(43.2)
Deferred income taxes and investment tax credit	66.8	12.4
Gains due to settlement of contracts pursuant to the merger with Peoples Energy	(4.0)	-
Gain on the sale of interest in Guardian Pipeline, LLC	-	(6.2)
Gain on the sale of WPS ESI Gas Storage, LLC	-	(9.0)
Gain on the sale of partial interest in synthetic fuel operation	(2.7)	(6.4)
Loss on sale of property, plant and equipment	1.1	1.3
Equity income, net of dividends	2.4	14.4
Other	(12.1)	25.2
Changes in working capital		
Receivables, net	89.4	(10.0)
Inventories	(40.2)	(206.5)
Other current assets	0.9	(32.4)
Accounts payable	(96.5)	7.5
Other current liabilities	(77.7)	33.3
Net cash provided by operating activities	238.5	72.9
Investing Activities		
Capital expenditures	(392.6)	(342.0)
Proceeds from the sale of property, plant and equipment	15.6	4.5
Purchase of equity investments and other acquisitions	(66.5)	(60.1)
Proceeds on the sale of interest in Guardian Pipeline, LLC	-	38.5
Proceeds on the sale of WPS ESI Gas Storage, LLC	-	19.9
Cash paid for transaction costs related to Peoples Energy merger	(14.4)	(5.5)
Acquisition of natural gas operations in Michigan and Minnesota	1.9	(659.3)
Restricted cash for repayment of long-term debt	22.0	(22.0)
Transmission interconnection	(23.8)	(11.6)
Other	6.3	7.5
Net cash used for investing activities	(451.5)	(1,030.1)
Financing Activities		
Short-term debt, net	(463.7)	458.0
Gas loans, net	34.4	(68.4)
Issuance of long-term debt	125.2	447.0
Repayment of long-term debt	(26.5)	(4.0)
Payment of dividends		
Preferred stock	(3.1)	(3.1)
Common stock	(177.0)	(96.0)
Issuance of common stock	45.6	164.6
Other	5.9	(6.4)
Net cash provided by (used for) financing activities	(459.2)	891.7
Change in cash and cash equivalents - continuing operations	(672.2)	(65.5)
Change in cash and cash equivalents - discontinued operations		
Net cash (used for) provided by operating activities	(109.3)	41.9
Net cash provided by investing activities	799.5	19.1
Change in cash and cash equivalents	18.0	(4.5)
Cash and cash equivalents at beginning of year	23.2	27.7
Cash and cash equivalents at end of year	$41.2	$23.2

Diluted Earnings Per Share Information – Non-GAAP Financial Information

Non-GAAP Financial Information

Integrys Energy Group prepares financial statements in accordance with accounting principles generally accepted in the United States (GAAP). Along with this information, we disclose and discuss diluted earnings per share (EPS) from continuing operations - adjusted, which is a non-GAAP measure. Management uses the measure in its internal performance reporting and for reports to the Board of Directors. We disclose this measure in our quarterly earnings releases, on investor conference calls, and during investor conferences and related events. Management believes that diluted EPS from continuing operations - adjusted is a useful measure for providing investors with additional insight into our operating performance because it eliminates the effects of certain items that are not comparable from one period to the next. Therefore, this measure allows investors to better compare our financial results from period to period. The presentation of this additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP.

Actual Quarter and Year Ended December 31, 2007 and 2006

	Three Months Ended December 31		Year Ended December 31	
	2007	**2006**	**2007**	**2006**
Diluted EPS from continuing operations	$1.19	$0.50	$2.48	$3.50
Diluted EPS from discontinued operations	(0.08)	(0.01)	1.02	0.17
Total Diluted EPS	$1.11	$0.49	$3.50	$3.67
Average Shares of Common Stock - Diluted	76.6	43.6	71.8	42.4

Information on Special Items:

Diluted earnings per share from continuing operations, as adjusted for special items and their financial impact on diluted earnings per share from continuing operations for the three months and year ended December 31, 2007 and 2006 are as follows:

Diluted EPS from continuing operations	$1.19	$0.50	$2.48	$3.50
Adjustments (net of taxes):				
Gains on asset sales	-	-	(0.02)	(0.22)
External transition costs related to MGUC and MERC acquisitions	-	0.02	-	0.17
Integrys Energy Services power contract in Maine liquidated in 2005	-	0.01	0.01	0.09
External transition costs related to Peoples Energy merger	0.05	0.02	0.15	0.03
Impacts of purchase accounting adjustments due to Peoples Energy merger	0.02	-	0.08	-
Synfuel - realized and unrealized oil option gains/losses, tax credits, production costs, premium amortization, deferred gain recognition, and royalties	(0.07)	(0.03)	(0.24)	(0.47)
Diluted EPS from continuing operations – adjusted	$1.19	$0.52	$2.46	$3.10
Weather impact - regulated utilities (as compared to normal)				
Electric impact – favorable/(unfavorable)	$ 0.01	$(0.02)	$ 0.03	$(0.05)
Gas impact – favorable/(unfavorable)	(0.04)	(0.07)	(0.16)	(0.18)
Total weather impact	$(0.03)	$(0.09)	$(0.13)	$(0.23)

Diluted Earnings Per Share Information – Non-GAAP Financial Information

Actual 2007 with 2008 Forecast

	Actual 2007	Potential 2008 Diluted EPS Ranges	
		Low Scenario	High Scenario
Diluted EPS from continuing operations	$2.48	$3.33	$3.78
Diluted EPS from discontinued operations	1.02	-	-
Total Diluted EPS	$3.50	$3.33	$3.78
Average Shares of Common Stock – Diluted	71.8	76.9	76.9

Information on Special Items:

Diluted earnings per share from continuing operations, as adjusted for special items and their financial impact on the actual 2007 diluted earnings per share from continuing operations and 2008 diluted earnings per share from continuing operations guidance are as follows:

Diluted EPS from continuing operations	**$2.48**	**$3.33**	**$3.78**
Adjustments (net of taxes):			
Gains on asset sales	(0.02)	-	-
Integrys Energy Services power contract in Maine liquidated in 2005	0.01	-	-
External transition costs related to Peoples Energy merger	0.15	0.15	0.15
Impacts of purchase accounting adjustments due to Peoples Energy merger	0.08	0.12	0.12
Synfuel - realized and unrealized oil option gains/losses, tax credits, production costs, premium amortization, deferred gain recognition, and royalties	(0.24)	-	-
Diluted EPS from continuing operations – adjusted	$2.46	$3.60	$4.05

Weather impact - regulated utilities (as compared to normal)			
Electric impact – favorable/(unfavorable)	$ 0.03	$ -	$ -
Gas impact – favorable/(unfavorable)	(0.16)		
Total weather impact	$(0.13)	$ -	$ -